
July 24, 2019

Virland Johnson
Chief Financial Officer
Live Ventures Incorporated
325 E Warm Springs Road
Suite 102
Las Vegas, NV 89119

> **Re: Live Ventures Incorporated**
> **Form 10-K for the fiscal year ended September 30, 2018**
> **Filed December 27, 2018**
> **Form 10-Q for the fiscal quarter ended December 31, 2018**
> **Filed February 13, 2019**
> **File No. 001-33937**

Dear Mr. Johnson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities